Exhibit 99.15

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F for the year ended December 31, 2024 (“Annual Report”) of Osisko Development Corp., the undersigned, on behalf of WSP Canada Inc. (the “Firm”), consents to (i) the quotation, inclusion or summary of those portions of the technical report entitled Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada, dated 10 January 2023 and amended 12 January 2023, with an effective date of: 30 December 2022 prepared by current or former employees of the Firm and (ii) the use of and reference to the Firm’s name, in each case above, where used or incorporated by reference into the Annual Report and exhibits thereto.

By:	/s/ Philippe Benoit
Name:	Philippe Benoit
Company:	WSP Canada Inc.
March 28, 2025